Filed by RRI Energy, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
RRI Energy, Inc. (File No.: 1-16455)
Subject Company: Mirant Corporation (File No: 1-16107)

First Quarter 2010 Earnings Teleconference May 6, 2010

Safe Harbors Forward-Looking Statements This presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that contain projections, estimates or assumptions about our revenues, income, capital structure and other financial items, our plans and objectives for future operations or about our future economic performance, possible transactions, dispositions, financings or offerings, and our view of economic and market conditions. In many cases you can identify forward-looking statements by terminology such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" and other similar words. However, the absence of these words does not mean that the statements are not forward-looking. Actual results may differ materially from those expressed or implied by forward-looking statements as a result of many factors or events, including, but not limited to, statements about the benefits of the proposed merger involving us and Mirant Corporation, including future financial position and operating results and the expected timing or ability to obtain necessary approvals and financing and to complete the merger, legislative, regulatory and/or market developments, the outcome of pending or threatened lawsuits, regulatory or tax proceedings or investigations, the effects of competition or regulatory intervention, financial and economic market conditions, access to capital, the timing and extent of changes in law and regulation (including environmental), commodity prices, prevailing demand and market prices for electricity, capacity, fuel and emission allowances, weather conditions, operational constraints or outages, fuel supply or transmission issues, hedging ineffectiveness and other factors we discuss or refer to in the "Risk Factors" sections of our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission. Our filings and other important information are also available on the Investor Relations page of our website at www.rrienergy.com. Each forward-looking statement speaks only as of the date of the particular statement and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. This presentation contains non-GAAP measures as defined by the Securities and Exchange Commission rules. Reconciliations of these measures to the most directly comparable GAAP measures are contained herein or within our earnings release and the financial tables attached thereto, which are available, together with this presentation, on our investors page at www.rrienergy.com. To the extent required, statements disclosing the utility and purposes of these measures are set forth in Item 2.02 to our current report on Form 8-K accompanying the earnings release, which is available on our web site. Certain factors that could affect GAAP financial measures are not accessible on a forward-looking basis, but could be material to future reported earnings and cash flows.

Safe Harbors Additional Information And Where To Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant Corporation, RRI Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of RRI Energy and Mirant that also constitutes a prospectus of RRI Energy. RRI Energy and Mirant will distribute the joint proxy statement/prospectus to their respective shareholders. RRI Energy and Mirant urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy's website (www.rrienergy.com) under the tab "Investor Relations" and then under the heading "Company Filings." You may also obtain these documents, free of charge, from Mirant's website (www.mirant.com) under the tab "Investor Relations" and then under the heading "SEC Filings." Participants In The Merger Solicitation RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about RRI Energy's executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant's executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010 and supplemented on April 28, 2919. Additional information about RRI Energy's executive officers and directors and Mirant's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from RRI Energy and Mirant using the contact information above.

Mark Jacobs President & CEO First Quarter 2010 Earnings Teleconference May 6, 2010

GenOn Energy: RRI/MIR Merger of Equals Combination Delivers Significant Shareholder Value Significant near-term value creation driven by annual cost savings of $150 million Strengthened balance sheet and enhanced financial flexibility Increased scale and geographic diversity across key regions Well positioned to benefit from improvement in market fundamentals

Merger Progress Required regulatory approvals NY Public Service Commission FERC Hart-Scott-Rodino Financing $1.8 billion to be addressed Replace corporate revolvers Shareholder approval Form S-4/preliminary joint proxy statement/prospectus Integration planning underway Closing Expected Before End of 2010

Enterprise-wide execution excellence Achieve efficiency & effectiveness metrics Cost/MWh: $23 Cost ($ thousands)/MW: $44.6 TMCF: 90.1% Focus on plant level operating and financial performance Complete implementation of enterprise risk management Maintain financial flexibility Address Orion Power Holdings maturity Achieve free cash flow neutral or better Implement 2012 free cash flow hedging Extend revolver Implement collateral structure Position for long-term value Strategically position to benefit from market recovery Address marginal plant long-term value proposition Complete Cheswick scrubber installation Develop additional clarity on environmental investments Create value from industry consolidation 2010 Initiatives On Track Announced merger of equals creates shareholder value Efficiency & effectiveness metrics on track Captured $54 million in future forward capacity & PPA revenue On track to achieve free cash flow neutral or better for 2010 & 2011 Cheswick scrubber being tied in - to be completed in 2Q Retired OPH bonds reducing gross debt by $400 million Actions on collateral structure & revolver extension deferred pending merger 7

Rick Dobson EVP & CFO First Quarter 2010 Earnings Teleconference May 6, 2010

Financial Overview $ millions 1Q2010 1Q2010 1Q2009 1Q2009 Impact Open energy gross margin $88 $94 (6) Other margin 116 96 20 Open gross margin 204 190 Operation & maintenance (excluding severance) (160) (156) (4) General and administrative and other, net (19) (28) 9 Open EBITDA $25 $6 Hedges and other items 7 (4) 11 Gains on sales of assets and emission and exchange allowances, net - 18 Adjusted EBITDA $32 $20 Adjusted cash flow provided by continuing operations $79 $93 Capital expenditures (18) (55) Proceeds from sales of emission and exchange allowances - 12 Purchases of emission allowances - (5) Free cash flow provided by continuing operations $61 $45

Open Gross Margin Available Open Gross Margin Captured TMCF % 4th Qtr 1Q 2010 248 204 0.824 20.4 1Q 2009 223 190 0.852 31.6 45.9 46.9 45 43.9 Margin available Margin captured TMCF % 1Q 2010 248 204 0.824 1Q 2009 223 190 0.852 45.9 46.9 45 Cost/MWh Open Gross Margin captured TMCF % 4th Qtr 1Q 2010 31 204 0.824 20.4 1Q 2009 35 190 0.852 31.6 45.9 46.9 45 43.9 Efficiency & Effectiveness Metrics ($ millions) 1Q 2010 1Q 2009 Efficiency Measures Effectiveness Measure - Total Margin Capture Factor Cost/MW Open Gross Margin captured TMCF % 4th Qtr 1Q 2010 11800 204 0.824 20.4 1Q 2009 13000 190 0.852 31.6 45.9 46.9 45 43.9 Open Gross Margin Available Open Gross Margin Captured TMCF

Proforma Debt & Liquidity 3/31/10 OPH notes paid May 2010 3/31/10 Pro forma for the payment of the OPH notes Debt Instrument Secured debt $650 $650 Sr. unsecured notes 1,300 1,300 Orion Power notes1 400 (400) - Debt on balance sheet $2,350 $1,950 REMA lease 423 423 Gross debt $2,773 $2,373 Available Liquidity Cash and restricted cash $1,153 (400) $753 Secured revolver 500 500 LC facility 158 158 $1,811 $1,411 Excludes purchase accounting adjustment of $1 million. $ millions

Value Proposition Significant near-term value creation from Mirant merger Significant upside when commodity prices and economy recover Financial strength and actions to manage risks in challenging near-term environment Portfolio positioned to meet industry challenges and deliver value Disciplined capital investment approach Long-term value creation through industry consolidation

Appendix First Quarter 2010 Earnings Teleconference May 6, 2010

Generation Portfolio PJM 6,952 MW Other (Southeast) 1,911 MW 630 MW contract MISO 1,696 MW1 West (California) 3,392 MW Total Capacity 14,581 MW Coal Gas/Other 1,340 MWs of generation capacity for Avon Lake, New Castle & Niles move to PJM in June 2011.

Change ($MM) Natural gas sensitivity ($1/mmbtu) On-peak power price impact - assumes 8.5 market implied heat rate (MIHR) and all 5x16 hours are affected $1/mmbtu nat gas change x 8.5mmbtu/MWh on-peak x 4600MW coal x 4160 hrs per year x 80% economic on-peak x 85% Commercial Capacity Factor (CCF) 111 Off-peak power price impact - assumed to be negligible 0 Average on-peak and off-peak plant-to-hub congestion (PJM only) 0.5 mmbtu/MWh (MIHR) congestion per $1/mmbtu nat gas move x 3300MW coal x 8760hrs x 82% economic x 87% CCF (10) Estimated net gross margin change from $1 move in natural gas 101 Coal sensitivity ($0.10/mmbtu) On-peak power price impact - assumes are not affected, while costs increase $0.10/mmbtu coal price move x 10.3 mmbtu/MWh unit heat rate x 3500 MW1 coal x 4160 hours x 85% CCF x 90% economic on-peak 11 Off-peak power price impact - assumes off-peak prices increase in line with coal cost 0 Estimated net gross margin change from $0.10 move in coal 11 Excludes Keystone, Conemaugh and Seward. Open Energy Gross Margin Sensitivities

Capacity and PPA Revenue Contracted PPAs and Capacity Revenue ($ millions)1 Contracted PPAs and Capacity Revenue ($ millions)1 Contracted PPAs and Capacity Revenue ($ millions)1 Contracted PPAs and Capacity Revenue ($ millions)1 Contracted PPAs and Capacity Revenue ($ millions)1 Contracted PPAs and Capacity Revenue ($ millions)1 Contracted PPAs and Capacity Revenue ($ millions)1 Contracted PPAs and Capacity Revenue ($ millions)1 2010E 2011E 2012E PJM $392 $317 $236 MISO2 10 36 23 West (CA) 108 95 168 Other (SE) 28 28 28 Total $538 $476 $455 Uncontracted Capacity (MWs) Uncontracted Capacity (MWs) Uncontracted Capacity (MWs) Uncontracted Capacity (MWs) Uncontracted Capacity (MWs) Uncontracted Capacity (MWs) Uncontracted Capacity (MWs) Uncontracted Capacity (MWs) 2010E 2011E 2012E PJM N/A N/A 5313 MISO2,4 493 N/A 774 West (CA)4 94 690 -- Other (SE)4 1,342 1,342 1,342 Component of Other Margin. Approximately $27 million in 2011 & $23 million in 2012 for Avon Lake, New Castle & Niles plants. June - December uncontracted capacity. July - August uncontracted capacity.

Capital Structure 3/31/10

RRI Energy

$ millions

Gross debt	$2,773[1,2]
Less:	
Cash/restricted cash	(1,153)
Net margin deposits and cash collateral	(154)[3]
Net Debt	**$1,466**

RRI Energy, Inc.
14,581 MW

$500M revolver	-
$250M pre-funded L/C	-
Senior secured notes	$279
Unsecured notes	$1,300
PEDFA fixed-rate bonds	$371[4]

Debt equivalents

8,502 MW

REMA (principal)
Lease $423 (off-B/S)

3,430 MW

- Blossburg
- Conemaugh
- Gilbert
- Glenn Gardener
- Hamilton
- Hunterstown CT
- Keystone
- Mountain
- Ortanna
- Portland
- Sayreville
- Shawnee
- Shawville
- Titus
- Tolna Station
- Warren
- Werner

Orion Power Holdings (OPH)
Notes $400[2]

2,649 MW

- Avon Lake
- Brunot Island
- Cheswick
- Elrama
- New Castle
- Niles

1. Includes $423 million off-balance sheet REMA lease. Total GAAP debt as of 3/31/10 is $2,351 million.
2. Excludes purchase accounting write-up of $1 million on OPH debt. OPH debt retired in May 2010.
3. Includes $27 million related to discontinued operations and $28 million related to cash collateral.
4. Represents debt related to the Seward plant, which has a secured guarantee by RRI Energy, Inc. and certain of its subsidiaries.

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Reg G Reconciliation $ millions 1Q2010 1Q2009 East coal open gross margin East coal open gross margin $137 $126 East gas open gross margin East gas open gross margin 49 39 West open gross margin West open gross margin 12 12 Other open gross margin Other open gross margin 6 13 Total Total 204 190 Operation and maintenance, (excluding severance) Operation and maintenance, (excluding severance) (160) (156) General and administrative and other, net General and administrative and other, net (19) (28) Open EBITDA 25 6 Hedges and other items Hedges and other items 7 (4) Gains on sales of assets and emission and exchange allowances, net Gains on sales of assets and emission and exchange allowances, net - 18 Adjusted EBITDA 32 20 Unrealized gains (losses) on energy derivatives Unrealized gains (losses) on energy derivatives 127 (44) Western states litigation and similar settlements Western states litigation and similar settlements (17) - Severance - operation and maintenance Severance - operation and maintenance - (1) Long-lived assets impairments Long-lived assets impairments (248) EBITDA (106) (25) Depreciation and amortization Depreciation and amortization (62) (68) Interest expense, net Interest expense, net (46) (47) Loss from continuing operations before income taxes $(214) $(140)

Reg G Reconciliation

RRI Energy

$ millions

	2010E[1]	1Q2010	1Q 2009
Operation and maintenance (O&M)	$571	$160	$157
General and administrative (G&A)	95	21	29
Capital expenditures	88	18	55
Total operation and maintenance, general and administrative and capital expenditures	$754	$199	$241
Total controllable costs	$650	$172	$189
REMA lease expense in operation and maintenance	60	15	15
Severance included in operation and maintenance	4	-	1
Severance included in general and administrative	-	-	-
Environmental capital expenditures	34	10	29
Capitalized interest	6	2	7
Total operation and maintenance, general and administrative and capital expenditures	$754	$199	$241
TWh generation	28.2	5.5	5.4
Total O&M, G&A and capital expenditures/MWh	$27	$36	$45
MW capacity	14,581	14,581	14,580
Total O&M, G&A and capital expenditures ($ thousands)/MW capacity	$51.7	$13.6	$16.5

1. Based on forward commodity prices as of February 5, 2010.

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